SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number : 1-14118

PRESS RELEASE #01/06

QUEBECOR WORLD SELLS ITS 51% PARTICIPATION IN
QUEBECOR MERRILL CANADA INC. TO PARTNER MERRILL CORPORATION

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

January 9, 2006                                                                                                                                   01/06

For immediate release                                                                                                                     page 1 of 2

QUEBECOR WORLD SELLS ITS 51% PARTICIPATION IN
QUEBECOR MERRILL CANADA INC. TO PARTNER MERRILL CORPORATION

Montréal, Canada – Quebecor World Inc. (NYSE:IQW, TSX: IQW.SV) and Merrill Corporation ("Merrill"), announced today that Merrill, through its Canadian subsidiary, Merrill Corporation Canada, has completed the purchase of the 51% of the shares of Quebecor Merrill Canada Inc ("QMC") held by Quebecor World Inc. After this transaction, which became effective December 31st, 2005, Merrill owns 100% of the shares of QMC, which specializes in financial document services with offices in Montreal, Toronto, Calgary and Vancouver. The terms of the transaction were not disclosed.

This transaction, combined with the recent sale of its US and Canadian commercial printing entities, concludes Quebecor World's divestiture of its non-core assets announced in 2005.

"We look forward to continuing the success of QMC," said Mr. Rick Atterbury, President & COO of Merrill Corporation. "In addition to further investing in our current capabilities, we will also be expanding the services offered to the legal, financial and corporate community."

About Merrill Corporation

Founded in 1968, Merrill Corporation (www.merrillcorp.com) is a leading global provider of technology-enabled service solutions for the financial, legal, real estate and other corporate markets. Merrill combines deep industry expertise with superior service and infrastructure to deliver world-class document, brand marketing, print, fulfillment, language and e-business solutions. With more than 4,400 people in 60 locations, Merrill empowers the communications of the world's leading companies.

For immediate release                                                                                                                     page 2 of 2

About Quebecor World

Quebecor World Inc. (NYSE:IQW, TSX:IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World has approximately 32,000 employees working in more than 140 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For further Information contact:
Rod Johnson Director, Corporate Development Merrill Corporation (651) 632-1724
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070	Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Secretary

Date:     January 10, 2006